[ev3 LETTERHEAD]
August 10, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Mr. Gabriel Eckstein
         Mail Stop 3030

Re:	ev3 Inc. Registration Statement of Form S-3 Filed June 26, 2009 File No. 333-160265
Ladies and Gentlemen:
We hereby resubmit the request that the effectiveness of the above-referenced registration statement be accelerated to 10:00 a.m., Eastern Time, on August 11, 2009, or as soon thereafter as is practicable, in order to correct the first acknowledgement set forth below.
In connection with your letter to me dated July 23, 2009, ev3 Inc. acknowledges that:
1.	should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

2.	the action of the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declaring the filing effective, does not relieve ev3 from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	ev3 may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Very truly yours,

/s/ Kevin M. Klemz
Kevin M. Klemz
Senior Vice President, Secretary and Chief Legal Officer